                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                     Sapiens International Corporation N.V.
                                (Name of Issuer)

                        Common Shares, Par Value Hf. 1.00
                         (Title of Class of Securities)

                                    N7716A102
                                 (CUSIP Number)

                                   Yaron Polak
                             Ness Technologies, Inc.
                                 P.O. Box 58182
                                  Kiryat Atidim
                             Tel Aviv 61580, Israel

                                 with a copy to:

                                 Richard Gilden
                           Brobeck, Phleger & Harrison
                            1633 Broadway, 47th Floor
                               New York, NY 10019
                                 (212) 581-1600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                         (Continued on following pages)

---------------------------                  --------------------------
CUSIP NO. N7716A102                13D
---------------------------                  --------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Ness Technologies, Inc.
            I.R.S. I.D. # 3013376
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware
----------- --------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER                                  --
   SHARES
BENEFICIALLY
  OWNED BY
  REPORTING
   PERSON
    WITH
            --------------------------------------------------------------------
                     8    SHARED VOTING POWER
                                                                     2,577,801
            --------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER                             --
            --------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER                           --
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,577,801
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 11.25%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                       CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ness Technologies, Inc. that it is the beneficial owner of any of the Common Shares of Sapiens International Corporation N.V., referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common shares, par value DG 1.00 per share (the "Issuer Common Shares"), of Sapiens International Corporation N.V., a Netherlands Antilles corporation (the "Issuer" or "Sapiens"). The principal executive offices of the Issuer are located at Kaya Richard J. Beaujon z/n P.O. Box 837 Willemstad, Curacao, Netherlands Antilles.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) The name of the person filing this statement is Ness Technologies, Inc., a Delaware corporation ("Ness").

          (b) The address of the principal office and principal business of Ness is Ness Bldg 4, P.O. Box 58182, Kiryat Atidim Tel Aviv, 61580, Israel.

          (c) Ness is a leading provider of IT Services in Israel. Ness offers its local and international customers a broad selection of services and solutions in a wide range of IT fields. Ness is based in Tel Aviv, with operations in The Netherlands, the United Kingdom, Switzerland and the United States. The directors and executive officers of Ness are listed on Schedule A.

          (d) During the past five years, neither Ness nor, to Ness' knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Ness nor, to Ness' knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

          (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

                  Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of September 17, 2000 (the "Merger Agreement"), by and among Ness, Wisdom Merger Sub, a Delaware corporation and wholly owned subsidiary of Issuer ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into Ness (the "Merger"), with each share of Ness Common Stock being converted into the right to receive 2.10 shares of Issuer Common Shares (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders and Ness' stockholders, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as
Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

                  In order to facilitate the transactions contemplated by the Merger Agreement, Ness has also entered into a Voting Agreement, dated as of September 17, 2000 (the "Voting Agreement"), with certain stockholders of the Issuer named therein (collectively, the "Stockholders"). Pursuant to the terms of the Voting Agreement, the Stockholders have agreed, and, except for Meister Software N.V. ("Meister"), have granted an Irrevocable Proxy to vote such Stockholder's shares, among other things, (i) to vote all of the shares of Issuer Common Shares beneficially owned by them in favor of (a) the adoption of the amended Articles of Association of the Issuer (as described in the Merger Agreement), (b) the issuance of Issuer Common Shares pursuant the Merger, (c) the approval of the domestication of the Issuer in the State of Delaware and (d) any proposal or action presented to a stockholder vote which would or could reasonably be expected to facilitate the Merger and (ii) not to transfer, sell, pledge, assign or otherwise dispose of (including by gift) such shares prior to the Expiration Date other than to a transferee that agrees to be bound by the terms of the Voting Agreement. The Voting Agreement terminates upon the earliest to occur of (x) the effective time of the Merger (the "Effective Time"), or (y) the date the Merger Agreement is terminated by either party pursuant to any other provision therein. Ness did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

                  Ness does not have any direct or indirect ownership or incidence of ownership with respect to any shares of Issuer Common Shares or any other securities of Issuer pursuant to the Voting Agreement. Accordingly, Ness expressly disclaims beneficial ownership of all such shares or other securities.

                  References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

          The information set forth or incorporated by reference in Items 2, 3 and 5 is hereby incorporated herein by reference.

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of Sapiens, with and into Ness in a statutory merger pursuant to the Delaware General Corporation Law. At the Effective Time, the separate existence of Merger Sub will cease to exist and Ness will continue as the surviving corporation and as a wholly owned subsidiary of Sapiens (the "Surviving Corporation"). Holders of outstanding Ness Common Stock will receive, in exchange for each share of Ness Common Stock held by them, 2.10 shares of Issuer Common Shares. Sapiens will assume Ness' 1999 Share Option Plan as well as the outstanding options issued under such plan.

                  As an inducement to Ness to enter into the Merger Agreement, the Stockholders have entered into the Voting Agreement and, with the exception of Meister, (pursuant to the terms of the Irrevocable Proxy executed in connection therewith) have irrevocably appointed certain officers of Ness (or any nominee thereof) as his, hers or its lawful attorney and proxy. Such proxy gives Ness the limited right to vote, or in the case of Meister cause to be voted, each of the 2,577,801 shares of Issuer Common Shares beneficially and collectively owned by the Stockholders in matters related to the Merger, as more fully described in Item 3. The shared voting power with the Stockholders relates to such 2,577,801 shares of Issuer Common Shares (the "Shares"). The Stockholders and the number of shares beneficially owned by each of them is set forth on Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         (c)      Not applicable.

         (d) Upon consummation of the Merger, it is anticipated the directors of the Issuer shall be the following twelve persons: (i) Aharon Fogel (Chairman),
(ii) Morris Wolfson, (iii) Dr. Henry Kressel, (iv) Dr. Frank Brochin, (v) Yaron Polak, (vi) Ron Zuckerman, (vii) Dani Falk, (viii) Tzvi Misinai or Shai Sole (as may be designated by Meister), (ix) one additional director to be designated by Ness, and (x) three independent directors to be mutually agreed upon by Sapiens and Ness.

                  The Board of Directors of Issuer also shall appoint, effective immediately following the Effective Time, (i) Yaron Polak as President and Chief Executive Officer of Issuer and (ii) Dani Falk as President of Issuer's international operations.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Upon consummation of the Merger, Ness would become a wholly owned subsidiary of Sapiens.

          (g) Prior to the Merger, the Issuer shall become incorporated in the State of Delaware by among other things filing a Certificate of Domestication and a Certificate of Incorporation with the Secretary of State of the State of Delaware. Upon consummation of the Merger, the Articles of Association of Issuer shall be amended so as to increase the number of authorized shares of Issuer's Common Shares until thereafter amended as provided by Delaware Law and such Articles of Association.

          (h) - (i) Not applicable.

          (j) Other than described above, Ness currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Ness reserves the right to develop such plans).

                  References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

          (a) - (b) The number of shares of Issuer Common Shares subject to the Voting Agreement is 2,577,801 (representing approximately 11.25% of the voting power of shares of Issuer Common Shares outstanding as of September 17, 2000).

                  By virtue of the Voting Agreement, Ness may be deemed to share with the Stockholders the power to vote shares of Issuer Common Shares subject to the Voting Agreement. Ness has shared power to vote all of the Shares for the limited purposes described above. Ness does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Shares. Furthermore, Ness (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common Shares which are covered by the Voting Agreement. To the knowledge of Ness, no shares of Issuer Common Shares are beneficially owned by any of the persons named in Schedule A.

         (c) Neither Ness nor, to the knowledge of Ness, any person named in Schedule A, has effected any transaction in the Issuer Common Shares during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

                  References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement (including exhibits thereto) and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D.

                  Other than the Merger Agreement and the Voting Agreement, to the knowledge of Ness, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger and Reorganization, dated as of September 17, 2000, by and among Sapiens International Corporation, N.V., a Netherlands Antilles corporation, Wisdom Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Sapiens International Corporation, N.V., and Ness Technologies, Inc., a Delaware corporation.

          2. Voting Agreement, dated as of September 17, 2000, by and among Ness Technologies, Inc., a Delaware corporation, and certain stockholders of Sapiens International Corporation, N.V., a Netherlands Antilles corporation.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2000             By: /s/ Yaron Polak
                                          ---------------
                                           Yaron Polak,
                                           President and Chief Executive Officer

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             NESS TECHNOLOGIES, INC.


Aharon Fogel            Director of Ness Technologies, Inc. and Chairman of the Board of Directors of
                        Ness Technologies, Inc. and Chairman of Hadassah Hospital
Morris Wolfson          Director of Ness Technologies, Inc.
Dr. Henry Kressel       Director of Ness Technologies, Inc. and Partner, E.M. Warburg Pincus
Frank M. Brochin        Director of Ness Technologies, Inc. and Partner, E.M. Warburg Pincus
Ron Croll               Director of Ness Technologies, Inc. and Owner and President of Etgal Holdings Ltd.
Shlomo Ben Zvi          Director of Ness Technologies, Inc. and consultant to various investment companies in the United Kingdom, France and Gibraltar
Hagai Levi              Director of Ness Technologies, Inc. and Chief Executive Officer of Gilad Software &
                        Systems Integration (1999) Ltd.
Jonathan Medved         Director of Ness Technologies, Inc. and Executive Vice President of Marketing,
                        MERE Optical Communications, Inc.
Yaron Polak             Director of Ness Technologies, Inc. and President and Chief Executive of Ness
Raviv Zoller            Chief Financial Officer of Ness Technologies, Inc.
Dani Kunik              Executive Vice President Israel Ness Technologies, Inc.
Yehezkel Zeira          Executive Vice President International Ness Technologies, Inc.
Ben Levy                Senior Vice President International Sales Ness Technologies, Inc.
Hagai Lavi              Senior Vice President Marketing Ness Technologies, Inc.
Adiv Banich             Senior Vice President Ventures Ness Technologies, Inc.
Tuvia Teldman           Senior Vice President Operations
Lea Atad                President Business Solutions Group
Gershon Harel           President Telecom and Systems Group
Schachar Efal           President Integration and Networking Group
Yoram Michaelis         President Enterprise Solutions Group


                                   SCHEDULE B

STOCKHOLDER                                    SHARES BENEFICIALLY OWNED

Meister Software N.V.                               1,800,702
Lako Enterprises S.A.                                 448,499
ADANAC Trust                                          168,600
Ron Zuckerman                                         120,000